Exhibit 99.1

TRINITY BIOTECH PLC
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2025
U.S. DOLLARS IN THOUSANDS
UNAUDITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2025 AND DECEMBER 31, 2024

	Notes	At June 30 2025 US$‘000	At December 31 2024 US$‘000
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment		4,309	4,621
Goodwill and intangible assets	6	55,919	51,343
Financial Assets		2,763	2,455
Deferred tax assets		3,546	3,553
Derivative financial asset	10	67	166
Other assets		28	28

Total non-current assets		66,632	62,166

Current assets
Inventories	8	20,129	19,374
Trade and other receivables		10,893	16,065
Income tax receivable		431	518
Cash and cash equivalents		1,546	5,167

Total current assets		32,999	41,124

TOTAL ASSETS	3	99,631	103,290

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital		4,337	4,190
Share premium		63,797	63,397
Treasury shares		(24,922)	(24,922)
Accumulated deficit		(93,656)	(79,117)
Translation reserve		(5,826)	(5,461)
Equity component of convertible note		6,709	6,709
Other reserves		23	23

Total deficit		(49,538)	(35,181)

Current liabilities
Income tax payable		472	364
Trade and other payables		26,486	26,782
Exchangeable notes and other borrowings	10	210	210
Provisions		2,059	2,454
Lease liabilities		2,296	2,285

Total current liabilities		31,523	32,095

Non-current liabilities
Senior secured term loan	10	83,643	72,391
Convertible loan note	10	15,857	15,401
Derivative financial liabilities	10	1,114	1,658
Lease liabilities		10,554	10,477
Provisions		75	75
Contingent consideration		1,841	1,813
Deferred tax liabilities		4,562	4,561

Total non-current liabilities		117,646	106,376

TOTAL LIABILITIES	3	149,169	138,471

TOTAL EQUITY AND LIABILITIES		99,631	103,290

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Notes	Six-month period ended June 30, 2025 Total US$‘000	Six-month period ended June 30, 2024 Total US$‘000
Revenues	3	18,401	30,547
Cost of sales		(11,880)	(19,291)

Gross profit		6,521	11,256
Other operating income		-	42
Research and development expenses		(1,754)	(2,080)
Selling, general and administrative expenses		(12,499)	(13,926)
Selling, general and administrative expenses – restructuring costs		(2,459)	(1,939)
Once off items		186	-
Impairment charges	5	(28)	(446)

Operating loss		(10,033)	(7,093)
Financial income	4	-	55
Financial expenses	4	(4,431)	(3,100)

Net financing expense		(4,431)	(3,045)

Loss before tax from		(14,464)	(10,138)
Total income tax (charge)/credit	3	(300)	64

Loss for the period	3	(14,764)	(10,074)

Loss for the period (all attributable to owners of the parent)	3	(14,764)	(10,074)

Basic loss per ADS (US$) – Total operations	7	(0.80)	(1.10)
Diluted loss per ADS (US$) – Total operations	7	(0.80)	(1.10)

Basic loss per ‘A’ ordinary share (US$) – Total operations	7	(0.04)	(0.05)
Diluted loss per ‘A’ ordinary share (US$) – Total operations	7	(0.04)	(0.05)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Notes	Six-month period ended June 30, 2025 Total US$‘000	Six-month period ended June 30, 2024 Total US$‘000
Loss for the period		(14,764)	(10,074)
Other comprehensive income/(loss):
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		(365)	5

Other comprehensive income/(loss):		(365)	5

Total Comprehensive Loss (all attributable to owners of the parent)		(15,129)	(10,069)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Equity component of convertible note US$’000	Other reserves US$’000	Accumulated surplus US$’000	Total US$’000
Balance at January 1, 2024	1,972	46,619	(24,922)	(5,706)	6,709	23	(48,644)	(23,949)
Loss for the period	-	-	-	-	-	-	(10,074)	(10,074)
Other comprehensive income	-	-	-	5	-	-	-	5

Total comprehensive income/(loss)	-	-	-	5	-	-	(10,074)	(10,069)
Shares issued during the period	366	3,325	-	-	-	-	-	3,691
Share-based payments	-	-	-	-	-	-	926	926

Balance at June 30, 2024	2,338	49,944	(24,922)	(5,701)	6,709	23	(57,792)	(29,401)

Balance at January 1, 2025	4,190	63,397	(24,922)	(5,461)	6,709	23	(79,117)	(35,181)
Loss for the period	-	-	-	-	-	-	(14,764)	(14,764)
Other comprehensive income	-	-	-	(365)	-	-	-	(365)

Total comprehensive loss	-	-	-	(365)	-	-	(14,764)	(15,129)
Shares issued during the period	147	400	-	-	-	-	-	547
Share-based payments	-	-	-	-	-	-	225	225

Balance at June 30, 2025	4,337	63,797	(24,922)	(5,826)	6,709	23	(93,656)	(49,538)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Notes	Six-month period ended June 30, 2025 US$‘000	Six-month period ended June 30, 2024 US$‘000
Cash flows from operating activities
Loss for the period		(14,764)	(10,074)
Adjustments to reconcile net profit/(loss) to cash provided by operating activities:
Depreciation		612	99
Amortisation		683	745
Income tax (charge)/credit		300	(64)
Financial income	4	-	(55)
Financial expense	4	4,431	3,100
Share-based payments	9	225	926
Foreign exchange gains on operating cash flows		(1,007)	408
Impairment charges	5	28	446
Once off items		(186)	-
Other non-cash items		1,009	(208)
Net movement on working capital		4,111	(469)

Cash used in operations		(4,558)	(5,146)
Income taxes received/(paid)		(34)	1,227

Net cash used in operating activities		(4,592)	(3,919)

Cash flows from investing activities
Payments to acquire intangible assets		(3,855)	(4,492)
Payments to acquire trades or businesses		-	(12,500)
Acquisition of property, plant and equipment		(93)	(138)

Net cash used in investing activities		(3,948)	(17,130)

Cash flows from financing activities
Issue of ordinary share capital including share premium		547	(270)
Net proceeds from new senior secured term loan	10	6,000	28,175
Interest paid on senior secured term loan		-	(3,830)
Interest paid on convertible note		(150)	(150)
Interest payment on exchangeable notes		(4)	(4)
Payment of lease liabilities		(1,529)	(1,159)

Net cash inflow from financing activities		4,864	22,762

Increase/(decrease) in cash and cash equivalents and short-term investments		(3,676)	1,713
Effects of exchange rate movements on cash held		55	(87)
Cash and cash equivalents and short-term investments at beginning of period		5,167	3,691

Cash and cash equivalents at end of period		1,546	5,317

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2025

1.	GENERAL INFORMATION

Trinity Biotech plc (the “Company”) was founded in 1992 and listed on the Nasdaq Stock Market shortly after its formation. The Company is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood and the Company intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product.

References in these Consolidated Condensed Interim Financial Statements to "Trinity Biotech" and the “Group” refer to Trinity Biotech plc and its consolidated subsidiaries.

These Condensed Consolidated Interim Financial Statements were approved for issuance by the Company’s Board of Directors on December 22, 2025.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2024. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

None of the accounting pronouncements applicable after December 31, 2024 and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or the results of its operations.

3.	SEGMENT INFORMATION

The Group comprises two main geographical segments (i) the Americas and (ii) Rest of World. The Group’s geographical segments are determined by the location of the Group’s assets and operations. The Group has also presented a geographical analysis of the segmental data for Ireland as is consistent with the information used by the Board of Directors.

The reportable operating segments derive their revenue primarily from one source (i.e. the market for diagnostic tests for a range of diseases and other medical conditions). In determining the nature of its segmentation, the Group has considered the nature of the products, their risks and rewards, the nature of the production base, the customer base and the nature of the regulatory environment. The Group acquires, manufactures and markets a range of diagnostic products. The Group’s products are sold to a similar customer base and the main body whose regulations the Group’s products must comply with is the Food and Drug Administration (“FDA”) in the US.

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by major product group was as follows:

	Six-month period ended
Revenue	June 30,2025 US$‘000	June 30,2024 US$‘000
Clinical laboratory goods	14,404	20,397
Clinical laboratory services	1,953	2,582
Point-of-care products	2,044	7,568

	18,401	30,547

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

3.	SEGMENT INFORMATION (CONTINUED)

ii)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Six-month period ended June 30, 2025	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(324)	(6,620)	(103)	(7,047)
Restructuring costs	(421)	(1,980)	(58)	(2,459)
Once off costs	186	-	-	186
Impairment	(28)	-	-	(28)

Result after restructuring costs and impairment	(587)	(8,600)	(161)	(9,348)
Unallocated expenses *				(685)

Operating loss				(10,033)
Net financing expense				(4,431)

Loss before tax				(14,464)
Income tax expense				(300)

Loss for the period on continuing operations				(14,764)
Profit for the period on discontinued operations				-

Loss for the six-month period				(14,764)

The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Six-month period ended June 30, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(1,050)	(2,268)	(26)	(3,344)
Restructuring costs	(1,303)	(636)	-	(1,939)
Impairment	(446)	-	-	(446)

Result after impairment	(2,799)	(2,904)	(26)	(5,729)
Unallocated expenses *				(1,364)

Operating loss				(7,093)
Net financing expense				(3,045)

Loss before tax				(10,138)
Income tax credit				64

Loss for the period on continuing operations				(10,074)
Profit for the period on discontinued operations				-

Loss for the six-month period				(10,074)

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

3.	SEGMENT INFORMATION (CONTINUED)

iii)	The distribution of segment assets and liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at June 30, 2025	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	34,124	59,968	16	94,108
Unallocated assets:
Income tax assets (current and deferred)				3,977
Cash and cash equivalents and short-term investments				1,546

Total assets as reported in the Statement of Financial Position				99,631

Segment liabilities	94,077	50,016	42	144,135
Unallocated liabilities:
Income tax liabilities (current and deferred)				5,034

Total liabilities as reported in the Statement of Financial Position				149,169

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	32,798	61,254	-	94,052
Unallocated assets:
Income tax assets (current and deferred)				4,071
Cash and cash equivalents and short-term investments				5,167

Total assets as reported in the Statement of Financial Position				103,290

Segment liabilities	84,863	48,621	62	133,546
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,925

Total liabilities as reported in the Statement of Financial Position				138,471

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

4.	FINANCIAL INCOME AND EXPENSES

	Six month period ended
	June 30, 2025 US$‘000	June 30, 2024 US$‘000
Financial income:
Fair value adjustments of derivative financial instruments (Note 10)	-	55

	-	55

Financial expense:
Interest on leases	(319)	(297)
Cash interest on convertible & exchangeable notes	(154)	(154)
Cash interest on senior secured term loan (Note 10)	-	(4,545)
Payment-in-kind interest on senior secured term loan (Note 10)	(5,320)	-
Accretion interest on convertible & exchangeable notes (Note 10)	(456)	(422)
Accretion on senior secured term loan (Note 10)	(1,373)	(1,068)
Accretion interest on contingent liability	(29)	(24)
Fair value adjustments of derivative financial instruments (Note 10)	445	(980)
Capitalization of borrowing costs	1,405	824
EIR catch up adjustment	1,142	3,566
Reversal of cash interest payable on PPP loans	228	-

	(4,431)	(3,100)
Net Financing Expense	(4,431)	(3,045)

5.	IMPAIRMENT CHARGES

Impairment charges
In accordance with IAS 36, Impairment of Assets, the Group carried out an impairment review of the asset valuations as at June 30, 2025. The impact of the impairments on the statement of operations for the six-month period ended June 30, 2025 was as follows:

	Six month period ended
	June 30,2025 US$’000	June 30,2024 US$’000

Impairment of PP&E	28	446
Impairment of goodwill and other intangible assets	-	-
Impairment of financial assets	-	-
Total impairment loss	28	446

The Group recognized an impairment loss of US$28,000 in the six-month period ended June 30, 2025 (six months ended June 30, 2024: US$446,000). In accordance with IAS 36, Impairment of Assets, the Group carries out periodic impairment reviews of its asset carrying values. There are a number of factors taken into account in calculating the impairment, including the Company’s period-end share price, calculation of the cost of capital, and future projected cash flows for individual cash-generating units in the business.  In addition, the Group examines individual development project assets for indicators of impairment.

The impairment test performed as at June 30, 2025 identified that the value in use of some of our cash generating units was below the value of the carrying amount of their assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets. The Company therefore recorded an impairment charge in relation to the asset additions that had been recorded during 2025 in these cash generating units.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

6.	GOODWILL AND INTANGIBLE ASSETS

	June 30, 2025 US$000	December 31, 2024 US$000
Cost
Goodwill	80,484	80,484
Development costs	141,040	135,999
Patents and licenses	8,715	8,695
Technology based intangibles	13,105	13,105
Other	21,679	21,482
Total cost	265,024	259,765
Less accumulated amortization and impairment	(209,105)	(208,422)
Carrying amount	55,919	51,343

The increase in gross intangible assets during the six-month period ended June 30, 2025 of US$5,259 is primarily attributable to the development of the CGM and biosensor technologies.

7.	LOSS PER SHARE

Basic loss per ordinary share

Basic loss per ordinary share for the Group is computed by dividing the loss after taxation of US$14,764,000 (2024: loss of US$10,074,000) for the six-month period ended June 30, 2025 by the weighted average number of ‘A’ Ordinary shares in issue, net of any Treasury Shares, during the year. As at June 30, 2025 the number of ‘A’ Ordinary shares for the purpose of the calculation of basic (loss)/earnings per share are 369,329,458 shares (2024: 183,376,218 shares).

	June 30, 2025	June 30, 2024
‘A’ ordinary shares	369,329,458	183,376,218

Basic (loss)/earnings per share denominator	369,329,458	183,376,218

Reconciliation to weighted average (loss)/earnings per share denominator:
Number of ‘A’ Ordinary shares at January 1	371,749,084	165,865,884
Weighted average number of ‘A’ Ordinary shares issued during the year	10,135,974	30,065,934
Weighted average number of treasury shares	(12,555,600)	(12,555,600)

Basic (loss)/earnings per share denominator	369,329,458	183,376,218

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

7.	LOSS PER SHARE (CONTINUED)

Diluted loss per ordinary share

Diluted loss per share is computed by dividing the adjusted profit or loss attributable to owners of the parent, by the weighted average number of ‘A ‘Ordinary shares in issue, net of any Treasury Shares, during the year, plus the weighted average number of ‘A’ Ordinary shares that would be issued on the conversion of all the dilutive potential ‘A’ Ordinary shares into ‘A’ Ordinary shares. As the potentially dilutive instruments were anti-dilutive in all periods presented, basic (loss)/earnings per ‘A’ Ordinary share and diluted (loss)/earnings per ‘A’ Ordinary share are equivalent.

	June 30, 2025	June 30, 2024
Potentially Dilutive Instruments:
Basic loss per share denominator	369,329,458	183,376,218

Issuable on conversion of Exchangeable notes	38,391	38,391
Issuable on conversion of Convertible note	24,691,358	24,691,358
Issuable on exercise of options	-	-
Issuable on exercise of warrants	-	-

Diluted loss per share denominator	394,059,207	208,105,967

8.	INVENTORIES

	June 30, 2025 US$‘000	December 31, 2024 US$‘000
Raw materials and consumables	11,295	10,032
Work-in-progress	5,980	4,989
Finished goods	2,854	4,353

	20,129	19,374

All inventories are stated at the lower of cost or net realisable value. The replacement cost of inventories does not differ from cost. Total inventories for the Group are shown net of provisions of US$7,094,000 (December 31, 2024: US$7,648,000).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

9.	SHARE OPTIONS

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ Ordinary shares from one (1) ADS representing four (4) ‘A’ Ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares.

Under the terms of the Company’s Employee Share Option Plans, options to purchase 40,476,672 ‘A’ Ordinary Shares (2,023,834 ADSs) were outstanding at June 30, 2025. Under these Plans, options are granted to officers, employees and consultants of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below. The number and weighted average exercise price of share options and warrants per ordinary share is as follows (as required by IFRS 2, this information relates to all grants of share options and warrants by the Group):

	Options and	Weighted- average exercise price US$	Exercise price range US$
	warrants ‘A’ Ordinary Shares	Per ‘A’ Ordinary Share	Per ‘A’ Ordinary Share
Outstanding January 1, 2024	46,914,672	0.39	0.12 –1.34
Granted	12,100,000	0.14	0.14 –0.14
Exercised	-	-	-
Expired / Forfeited	-	-	-

Outstanding at June 30, 2024	59,014,672	0.35	0.12 –1.34

Exercisable at June 30, 2024	24,029,255	0.58	0.12 –1.34

Outstanding January 1, 2025	40,506,672	0.26	0.12 –1.29
Granted	-	-	-
Exercised	-	-	-
Expired / Forfeited	(30,000)	1.29	1.29 –1.29

Outstanding at June 30, 2025	40,476,672	0.26	0.12 –1.10

Exercisable at June 30, 2025	21,074,589	0.36	0.12 –1.10

The total share-based payments charge for the six months ended June 30, 2025 was US$225,000 (six months ended June 30, 2024: US$926,000).

There were no ‘A’ ordinary share options granted during the period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

10.	BORROWINGS

(i)	Senior secured term loan

The movement in the senior secured term loan in the six months ended June 30, 2025 was as follows:

	Six-month period ended June 30, 2024 US$000	Year ended December 31, 2024 US$000
Balance at start of period	(72,391)	(40,109)
Cash drawdown	(6,000)	(30,500)
Loan origination costs	299	325
Derivative financial asset at date of issue	-	(28)
Accretion interest	(1,373)	(2,355)
Payment-in-kind (PIK) Interest	(5,320)	(3,291)
EIR Catch up adjustment	1,142	3,567

Balance at end of period	(83,643)	(72,391)

The Company has entered into further amendments to its senior secured term loan credit agreement with its principal lender, Perceptive Advisors (“Perceptive”), to access additional funding and enhance its financial position.

On February 27, 2025, the Company entered into a fourth amendment to the credit agreement, pursuant to which Perceptive provided an additional US$4.0 million in term loan funding. This funding will be used for general corporate purposes, including the further development of our CGM offering.

On May 14, 2025, the Company entered into a fifth amendment to the credit agreement, which provided for a further US$2.0 million in term loan funding, extended the maturity date of the Term Loan from January 2026 to July 27, 2026, and confirmed that interest payments for the months of April, May, and June 2025 would be paid-in-kind. This funding is also intended to support general corporate purposes and continued investment in the Company’s CGM and biosensor development programs.

There are two other balances related to the term loan which are: a) a derivative financial asset and b) a derivative financial liability. The movement in the derivative financial asset in the six months ended June 30, 2025 was as follows:

US$000
Balance at January 1, 2025	166
Event driven movement in derivative financial asset	-
Fair value adjustments in the period	(99)
Non-current asset at June 30, 2025	67

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

10.	BORROWINGS (CONTINUED)

(i)	Senior secured term loan (continued)

The movement in the derivative financial liability in the six months ended June 30, 2025 was as follows:

US$000
Balance at January 1, 2025	(1,658)
Event driven movement in derivative financial liability	-
Fair value adjustments in the period	544
Non-current liability at June 30, 2025	(1,114)

The fair value of the derivative financial asset is estimated at US$67,000 at June 30, 2025 and represents the value to the Company of being able to repay the term loan early and potentially refinance at a lower interest rate. The fair value of the derivative financial liability is estimated at US$1,114,000 at June 30, 2025 and represents the fair value of the warrants issued to Perceptive.

The fair value remeasurement for these two derivative financial balances resulted in net financial income of US$445,000 million being recognized in the Income Statement in the six-month period ended June 30, 2025.

(ii)	7-year convertible note

The movement in the 7-year convertible note in the six months ended June 30, 2025 was as follows:

	Six-month period ended June 30, 2025 US$000	Year ended December 31, 2024 US$000
Balance at start of period	(15,401)	(14,542)
Accretion interest	(456)	(859)
Balance at end of period	(15,857)	(15,401)

In May 2022, the Company announced a US$45.2 million investment from MiCo IVD Holdings, LLC. The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5%. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive Nasdaq trading days. For further details on the convertible note, refer to the Company’s Form 6-K filings with the SEC on April 11, 2022.

The convertible note is accounted for as a compound financial instrument containing both an equity and liability element. The debt component is accounted for at amortized cost in accordance with IFRS 9. At June 30, 2025, the carrying value of the convertible note’s debt component was US$15. million and accretion interest of US$0.5 million has been recognized as a financial expense in the six-months ended June 30, 2025. The equity component of the convertible note is US$6.7 million and has been recorded in the equity section of the statement of financial position as equity. There is no remeasurement of the equity element following initial recognition.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

10.	BORROWINGS (CONTINUED)

(iii)	Exchangeable Notes

The balances of the exchangeable notes in the six months ended June 30, 2024 were as follows:

	Six-month period ended June 30, 2025 US$000	Year ended December 31, 2024 US$000
Balance at start of period	(210)	(210)

Balance at end of period	(210)	(210)

In 2022, the Company retired approximately 99.7% of the exchangeable notes as part of a debt re-financing. The carrying value of the exchangeable notes at June 30, 2025 is US$210,000 (which is the same as the nominal value) and this is shown within Current Liabilities as it is management’s intention to repay the remaining notes within the next twelve months.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

11.	SHARE CAPITAL

	Six-months ended June 30, 2025	Year ended December 31, 2024
	Class ‘A’ Ordinary shares	Class ‘A’ Ordinary shares
In thousands of shares
In issue at January 1	371,749	165,866
Issued for cash	13,447	81,628
Issued for non-cash consideration	-	124,255

At period end	385,196	371,749

	Six-months ended June 30, 2025	Year ended December 31, 2024
	ADS	ADS
In thousands of ADSs
Balance at January 1	18,587	8,293
Issued for cash	673	4,081
Issued for non-cash consideration	-	6213

At period end	19,260	18,587

The amounts in the tables above are inclusive of Treasury Shares. The number of Treasury Shares is as follows:

	Six-months ended June 30, 2025	Year ended December 31, 2024
	Class ‘A’ Treasury shares	Class ‘A’ Treasury shares
In thousands of shares
Balance at January 1	12,556	12,556
Purchased during period	-	-

At period end	12,556	12,556

	Six-months ended June 30, 2025	Year ended December 31, 2024
	ADS Treasury shares	ADS Treasury shares
In thousands of ADSs
Balance at January 1	628	628
Purchased during period	-	-

At period end	628	628

(a)
During the six-months ended June 30, 2025, the Company issued 13,447,000 ‘A’ Ordinary shares (672,000 ADSs) for the consideration of US$0.55 million settled in cash. The Company incurred expenses of US$0.02 million in connection with the issuances. No employee share options were exercised during the year.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

12.	CAPITAL MANAGEMENT

Fair Values

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3:	valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

	Level 1	Level 2	Level 3	Total carrying amount	Fair Value
	US$’000	US$’000	US$’000	US$’000	US$’000
June 30, 2025
Loans and receivables at amortised cost
Trade receivables	7,946	-	-	7,946	7,946
Cash and cash equivalents	1,546	-	-	1,546	1,546

	9,492	-	-	9,492	9,492

Liabilities at amortised cost
Senior secured term loan	-	(83,643)	-	(83,643)	(83,643)
Convertible loan note	-	(15,857)	-	(15,857)	(15,857)
Exchangeable note	-	(210)	-	(210)	(210)
Lease liabilities	(12,850)	-	-	(12,850)	(12,850)
Trade and other payables (excluding deferred income)	(26,379)	-	-	(26,379)	(26,379)
Provisions	(2,134)	-	-	(2,134)	(2,134)

	(41,363)	(99,710)	-	(141,073)	(141,073)

Fair value through profit and loss (FVPL)

Derivative liability – warrants	-	(1,114)	-	(1,114)	(1,114)
Derivative asset – prepayment option	-	67	-	67	67
Equity investments in Novus	-	-	2,763	2,763	2,763

	-	(1,047)	2,763	1,716	1,716

	(31,871)	(100,757)	2,763	(129,865)	(129,865)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

12.	CAPITAL MANAGEMENT (CONTINUED)

	Level 1	Level 2	Level 3	Total carrying amount	Fair Value
	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2024
Loans and receivables at amortised cost
Trade receivables	13,416	-	-	13,416	13,416
Cash and cash equivalents	5,167	-	-	5,167	5,167
	18,583	-	-	18,583	18,583

Liabilities at amortised cost
Senior secured term loan	-	(72,391)	-	(72,391)	(72,391)
Convertible note	-	(15,401)	-	(15,401)	(15,401)
Exchangeable note	-	(210)	-	(210)	(210)
Lease liabilities	(12,762)	-	-	(12,762)	(12,762)
Trade and other payables (excluding deferred income)	(26,585)	-	-	(26,585)	(26,585)
Provisions	(2,529)	-	-	(2,529)	(2,529)
	(41,876)	(88,002)	-	(129,878)	(129,878)

Fair value through profit and loss (FVTPL)
Derivative liability – warrants	-	(1,658)	-	(1,658)	(1,658)
Derivative asset – prepayment option	-	166	-	166	166
Equity investments in Novus	-	-	2,455	2,455	2,455

	-	(1,492)	2,455	963	963

	(23,293)	(89,494)	2,455	(110,332)	(110,332)

13.	CONTINGENCIES

(a)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at June 30, 2025. However, if the income were to become repayable, the maximum amounts repayable as at June 30, 2025 would amount to US$3,313,000 (June 30, 2024 US$3,291,000).

(b)	Other Contingencies

The Group has other contingencies primarily relating to claims and legal proceedings, onerous contracts, product warranties and employee-related provisions. The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed.

If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, liability is recognized for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, and advice obtained from legal counsel and other third parties.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

13.	CONTINGENCIES (Continued)

The Group expects the majority of these provisions will be utilized within one to three years of the balance sheet date; however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process. From time to time, we are subject to reviews, examinations, and audits by tax authorities in the jurisdictions in which we operate. We believe our tax estimates are reasonable and take the appropriate external tax advice where required.

14.	RELATED PARTY TRANSACTIONS

The Group has entered into various lease arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr Ronan O’Caoimh and Dr Jim Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh, for premises located at IDA Business Park, Bray, County Wicklow, Ireland.

A 25-year lease agreement was entered into with JRJ in December 2003 for office space adjacent to the Group’s then premises, with an annual rent of €381,000 (US$421,000). Upward-only rent reviews are conducted every five years, with no increases arising to date.

In 2007, the Group entered into a 25-year lease with JRJ for a 43,860 square foot manufacturing facility in Bray, with an annual rent of €787,000 (US$834,000). Ownership of this facility subsequently transferred solely to Mr O’Caoimh. Following a rent review effective 1 July 2022, the annual rent increased to €1,050,000.

In 2016, the Group entered into a 10-year lease with Mr O’Caoimh for a 16,000 square foot warehouse adjacent to the manufacturing facility, with an annual rent of €144,000 (US$159,000). A rent review effective 1 July 2021 increased the annual rent to €170,560.

15.	POST BALANCE SHEET EVENTS

Compliance with Nasdaq Listing Requirements

As previously reported, on March 14, 2025, the Company received a written notice from The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that, for the last 30 consecutive business days, the bid price for the Company’s American Depositary Shares had closed below the $1.00 per share minimum bid price requirement for continued inclusion on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). On August 26, 2025, the Company received a letter from Nasdaq notifying the Company that for ten consecutive business days, from August 12, 2025, to August 25, 2025, the closing bid price of the Company’s American Depositary Shares was $1.00 per share or greater, and accordingly, the Company has regained compliance with the Minimum Bid Price Requirement and the matter is now closed. There can be no assurance, however, that the Company will be able to maintain compliance with the Minimum Bid Price Requirement in the future.

Additionally, as previously reported, on March 14, 2025, the Company also received notice from Nasdaq that the Company no longer met the requirement in Nasdaq Listing Rule 5450(b)(2)(C) that listed securities maintain a minimum market value of publicly held shares (“MVPHS”) of US $15,000,000, based on Nasdaq’s review of the Company’s MVPHS for the last 30 consecutive business days. On August 29, 2025, the Company received a letter from Nasdaq notifying the Company that for more than 10 consecutive business days, the Company had maintained a MVPHS of $15 million or greater, and accordingly, the Company has regained compliance with the MVPHS Requirement and the matter is now closed.

Amendment and Restatement of Term Loan

Since the balance sheet date, the Company entered into further amendments to its senior secured term loan credit agreement with its principal lender, Perceptive, to access additional funding and enhance its financial position.

On August 7, 2025, the Company entered into a sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and confirmed that interest payments for the months of July and August 2025 would be paid-in-kind. This funding is also intended to support general corporate purposes and continued investment in the Company’s CGM and biosensor development programs.

On October 16, 2025, the Company entered into an amendment to the sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, and confirmed that interest payments for the months of September and October 2025 would be paid-in-kind. This funding is also intended to support general corporate purposes and continued investment in the Company’s CGM and biosensor development programs.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2025

15.	POST BALANCE SHEET EVENTS (Continued)

Financing activities and Capital structure

Since the balance sheet date, the Company has continued to be actively evaluating a number of potential financing initiatives to optimize its capital structure as its business evolves. In this regard, the Company typically continually engages with a range of investment banks and financial advisors to assess available options and determine the most appropriate course of action. At the Annual General Meeting on September 30, 2025, shareholders approved an increase in the Company’s authorised share capital, which provides additional flexibility to support these financing activities. There can be no assurance, however, that any such financing activities will be successfully completed or on terms favorable to the Company.

Business Optimization and Headcount Strategy

The Company secured regulatory approval to initiate offshore and outsourced manufacturing of its flagship WHO-prequalified TrinScreen™ HIV rapid test. This transition from legacy in-house operations to a scalable outsourced model is expected to expand gross margins and reduce fixed costs. Manufacturing under this new model commenced in September 2025, marking a critical milestone in the Company’s transformation strategy. In addition, the Company has obtained WHO approval for the offshore and outsourced upstream manufacturing activities of its UniGold™ HIV test, aimed at further advancing operational efficiency initiatives.

The Company continues to implement business optimization measures aimed at improving operational efficiency and aligning resources with strategic priorities, including reviewing its headcount and location strategies to ensure an effective organizational structure that supports long-term growth objectives.

Growth and Development Initiatives

The Company announced significant progress in its product development pipeline. This included the unveiling of CGM+, an AI-native platform designed to integrate continuous glucose monitoring technology with advanced biosensor capabilities, targeting the rapidly expanding AI wearables market estimated at approximately US$260 billion. The Company also reported breakthrough clinical trial results for its redesigned CGM sensor, validating enhanced accuracy and reliability.

In addition, the Company received regulatory approval to commence a PreClara™ preeclampsia testing programme. These developments represent a major milestone in broadening the Company’s women’s health portfolio and improving maternal health outcomes through early detection and intervention.

Board of directors changes

Following the end of the reporting period, the Company announced changes to its Board of Directors. In August 2025, Paul Tivnan was appointed as a Non-Executive Director. Mr Tivnan brings extensive experience in finance and capital markets and currently serves as Chief Financial Officer of Deriva Energy LLC. This change reflects the Company’s continued focus on strengthening governance and aligning board composition with its strategic objectives.

Jim Walsh retired by rotation from the Company’s board of directors at the Annual General Meeting on September 30, 2025 in accordance with the Company’s constitution. Mr Walsh will continue to support the Company’s management team as a Scientific Advisor.

Tom Lindsay retired by rotation from the Company’s board of directors at the Annual General Meeting on September 30, 2025 in accordance with the Company’s constitution. Mr Lindsay will continue to support the Company’s management team as a consultant regarding the Company’s HIV test kits execution strategy globally.

16.	AUTHORISATION FOR ISSUE

These Group consolidated condensed interim financial statements were authorised for issue by the Board of Directors on December 22, 2025.